 Filed pursuant to Rule 433

Registration Statement No. 333-220484

Issuer Free Writing Prospectus dated April 16, 2018

Relating to Prospectus Supplement dated April 16, 2018

(To Prospectus dated November 21, 2017)

Bought Deal Public Offering of Common Shares

A short-form base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada (other than Quebec), and corresponding registration statement on Form S-3 with the United States Securities and Exchange Commission (“SEC”). A copy of the short-form base shelf prospectus, any amendment to the short-form base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov or SEDAR at www.sedar.com. Alternatively, copies of these documents can be obtained by contacting the Company (defined below) or any of the Underwriters (defined below) participating in the Offering who will arrange to send them if you request it by contacting: Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com or Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 499 Park Avenue, 6th Floor, New York, New York, 10022 or by email at prospectus@cantor.com.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the short-form base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, and other documents the Company has filed on EDGAR and SEDAR for more complete information before making an investment decision.

Issuer:	Trilogy Metals Inc. (the “Company”)

Issued Securities:	21,551,724 common shares of the Company (the “Common Shares”), the offering of such Common Shares (the “Offering”).

Size of Issue:	US$24,999,999.84 (US$28,749,999.12 if the Underwriters’ Option is exercised in full).

Issue Price:	US$1.16 per Common Share (the “Issue Price”).

Underwriters’ Option:	The Underwriters will have an option, exercisable in whole or in part, on and for a period of up to 30 days following Closing Date (as defined below), to purchase up to an additional 3,232,758 Common Shares on the same terms and conditions as set forth herein.

Underwriters:	Cantor Fitzgerald Canada Corporation (“CFCC”) will act as the sole book-running manager and will lead a syndicate of underwriters in connection with the Offering (collectively, the “Underwriters”).

Form of Underwriting:	“Bought deal” offering by way of a prospectus supplement in Canada and prospectus supplement to the Company’s shelf registration statement in the United States, subject to a mutually acceptable underwriting agreement (the "Underwriting Agreement").

Jurisdictions:	The Common Shares will be offered in the United States and Canada by the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law, the Underwriters may offer the Common Shares outside of Canada and the United States.

Underwriters’ Fees:	Cash commission equal to 6.0% of the gross proceeds of the Offering, except in respect of any subscriptions by eligible purchasers on a list provided by the Company and accepted by the Underwriters, for which the Underwriters will receive cash commission equal to 2.0%.

Use of Proceeds:	The net proceeds of the Offering will be used (i) to advance the Arctic Project to feasibility and permitting; (ii) for exploration in the Ambler mining district; and (iii) for general corporate purposes.

Listing:	The Company has applied to list the Offered Shares qualified for distribution by the prospectus supplement on the TSX and NYSE American. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and NYSE American.

Eligibility for Investment:	Eligible for RRSPs, RESPs, RRIFs, TFSAs and DPSPs.

Closing Date:	Closing on a T+3 basis, on or about April 20, 2018 or such other date as the Company and CFCC, on behalf of the Underwriters, mutually agree (the “Closing Date”).

Standstill Period:

The Company shall not, without the prior written consent of CFCC, on behalf of the Underwriters, issue, offer to sell or otherwise dispose of or enter into any transaction to sell or issue or announce the issue of, any equity securities of the Company, or any securities convertible into, or exercisable, or exchangeable for, any equity securities of the Company, for a period of 90 days following the Closing Date, except: (i) pursuant to the Underwriting Agreement; (ii) pursuant to the grant of options or other equity-based awards pursuant to any stock compensation plan in effect as of the date of the underwriting agreement and which is disclosed in the prospectus or prospectus supplement; (iii) the issuance of Common Shares upon the exercise of any options or warrants outstanding as of the date of the Underwriting Agreement.

Lock-Ups:	All directors, executive officers and certain pre-existing shareholders of the Company have agreed, subject to limited exceptions, not to offer, sell, transfer, pledge, assign, enter into any swap transactions or otherwise dispose of any equity securities of the Company owned, or any securities convertible into, or exercisable, or exchangeable for, any equity securities of the Company owned, directly or indirectly by such directors, executive officers or pre-existing shareholders, or publicly announce an intention to do any of the foregoing, until 90 days after the date of the Underwriting Agreement, without the prior written consent of CFCC, on behalf of the Underwriters.